Exhibit 99

Reconciliation of Non-GAAP Financial Measures

Our quarterly report on Form 10-Q for the second quarter of 2003 includes "non-GAAP financial measures" as defined by SEC rules. Specifically, in Item 2, "Management's Discussion and Analysis of Results of Operations and Financial Condition," we refer to:

  industrial sales, excluding the effects of the Power Systems business in the second quarters of 2002 and 2003;

  combined net revenues (revenues from services less interest and other financial charges) of the Commercial Finance, Consumer Finance and Equipment Management segments; and

  cash flow from operating activities, excluding progress collections.

     Reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures – reported sales, revenues and cash flow from operating activities – follow.

Industrial Sales ex-Power Systems

($ in Millions)	2Q'03	2Q'02	V%

Industrial Sales	$17,640	$19,459	(9)%
Power Systems Sales	4,479	6,502	(31)

Sales ex-Power Systems	$13,161	$12,957	2%

(1)

Net Revenues Schedule

($ in Millions)	2Q'03	2Q'02	V%

Revenues
Commercial Finance	$4,737	$4,404	8%
Consumer Finance	3,046	2,463	24
Equipment Management	1,153	1,168	(1)

Total	$8,936	$8,035	11

Interest Expense
Commercial Finance	1,427	1,430	–
Consumer Finance	672	495	36
Equipment Management	195	202	(3)

Total	$2,294	$2,127	8

Net Revenue
Commercial Finance	3,310	2,974	11
Consumer Finance	2,374	1,968	21
Equipment Management	958	966	(1)

Total Net Revenues
(Lending & Leasing Business)	$6,642	$5,908	12%

(2)

Cash From Operating Activities

($ in Millions)	2003	2002	V	V%

2Q YTD

CFOA ex-Progress	$5,456	$6,085	$(629)	(10)%
Progress Collections	(1,212)	(2,608)	1,396

CFOA	$4,244	$3,477	$767	22%

     We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. In some cases, short-term patterns and long-term trends may be obscured by large factors or events. For example, significant trends in a particular segment may be so significant as to obscure patterns and trends of our industrial or financial services businesses in total. For this reason, we believe that investors may find it useful to see the sales of our industrial businesses without the effects of the long-anticipated down cycle in Power Systems.

     In other cases, we believe the timing and magnitude of progress collections from customers may obscure an assessment of the repeatability and comparability of cash flow from operating activities. Accordingly, in addition to the reported cash flow from operations, we have provided investors information that excludes the unique effects of progress collections on our operating cash flows.

     We also believe that disclosures of certain financial measures are useful to investors in comparing the results of our businesses to other businesses in the same industry that use the same performance measures. Consequently, we have provided the combined net revenues of our lending and leasing businesses for comparability to other financial services businesses whose results are sensitive to interest rates and financing costs.

(3)